Pacific Gold Corp.

848 N. Rainbow Boulevard – Suite 2987

Las Vegas, NV 89107

October 15, 2012

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Pacific Gold Corp.

Staff Comments on Form 10-K for FY 12/31/2011

Filed April 2, 2012

File No. 000-32629

Dear Mr. Reynolds:

I am responding to your letter to Pacific Gold Corp. (the “Company”), dated October 4, 2012.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Form 10-K for the Fiscal Year ended December 31, 2011

1.

We note your response to comment 16 of our letter dated July 20, 2012 indicating that you have not held an annual meeting to elect directors for the last four to five years.  You also state that it is your understanding of Nevada state law that any elected director retains his position until a successor is elected or that director is removed.  Please provide an analysis under Nevada state law identifying and summarizing any statutory or case law authority to forego annual meetings.  As non-exclusive examples, please address Sections 78.330 and 78.345 of the General Provisions for Nevada corporations.

Response

For the fiscal years ended 2008, 2009, and 2010, the Company was not able to file its annual reports on Form 10-K on a timely basis.  These were filed during calendar year 2011, and the Form 10-K for the fiscal year ended December 30, 2011, was filed timely on April 2, 2012.  The Company did not hold any annual or special meetings to elect directors since the annual meeting held June 20, 2007.

The principal reason for the delinquent 10-K filings  for the fiscal years of 2008, 2009 and 2010, was because the Company did not have sufficient funds to pay the accountants to perform the audit work and issue a report on the financial statements in each of those years until 2011.  Consequently, under the proxy rules pursuant to the Securities Exchange Act of 1934, as amended, the Company was unable to distribute a proxy statement for the election of directors because it was unable to accompany the proxy statement with the audited financial statements for those years.  Moreover, because the Company did not have the funds available for the audit of the financial statements, it also did not have the funds for the printing, mailing and holding of annual meetings of shareholders for the election of directors.

Nevada law and the constituent documents of the Company do require that the Company hold an annual meeting.  However, there is no direct penalty for not holding a meeting.  Directors are maintained in office under Section 78.330 of the Nevada General Corporation Law (“NGCL”), part 1, until a successor is elected and qualified or until the director resigns or is removed.

Under Section 78.345 of the NGCL, in the event that a company does not hold an annual or special meeting for the election of directors within 18 months after the last meeting at which directors are elected, then one or more of the shareholders together holding at least 15% of the voting power have the right to petition the Nevada district court to order an election of directors in the manner required by Section 78.330 of the NGCL.

We propose to provide in the proxy statement, in Section “Corporate Governance”, under a new section just before Code of Ethics, the following disclosure.  Additionally, in the Form 10-K for the fiscal year ending December 31, 2012, we will also provide similar disclosure, adjusted for the facts of the proposed annual meeting for 2012.

“Absence of Past Annual Meetings for Election of Directors; Shareholder Remedy.

The Company did not hold an annual or special meeting at which directors of the Company were proposed for election to the board of directors since the annual meeting held June 20, 2007.  The principal reason was the lack of funds to hold the meeting and to provide the required SEC disclosure for the solicitation of proxies by the management of the Company, including the provision to shareholders of audited year-end financial statements and the proxy statements. The Company was only able to file its required Form 10-K annual reports for the fiscal years ended December 31, 2008, 2009 and 2010 during calendar year 2011.

If a company governed by the Nevada General Corporation Law fails to have a meeting for the election of directors within 18 months after the last election of directors, then one or more shareholders of the Company, together holding 15% of the voting power for the election of directors, may seek a court order from the district court of the State of Nevada to compel the Company to hold a meeting at which there would be an election of directors.  Currently the principal office of the Company is in Clark county, therefore, the district court to which the shareholders would apply would be the district court in that county. Any meeting ordered by the court would have to be held in accordance with Nevada law and the proxy solicitation rules under the Securities Exchange Act of 1934.”

Because of the need to make reservations for conference rooms, air plane reservations and make deposits, we respectively request that the Staff of the SEC respond as quickly as possible to this response so as to maintain the current record date and meeting dates for which arrangements have already been made, and deposits placed and tickets purchased.

In connection with our response to the comments of the Staff of the SEC made above, we iterate the Company’s acknowledgement that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
/S/ Robert Landau
Robert Landau

cc.

Mitchel Geisler

Andrew D. Hudders